UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	Consent of Warren Averett, LLC

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and the Southern Company Affiliates’
Benefits Administration Committee

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/Warren Averett, LLC

We have served as the Plan’s auditor since 2016.

Atlanta, Georgia
June 28, 2024

The Southern Company Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Investments, at fair value	$8,264,410,461	$7,647,834,276

Notes receivable from participants	126,397,574	120,589,661
Accrued interest		46,701

Cash, non-interest bearing	386,036	692,550
Net assets available for benefits	$8,391,194,071	$7,769,163,188

See accompanying notes to financial statements.

The Southern Company Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Additions
Contributions:
Participant	$272,770,158
Participant rollovers	22,999,149
Employer	129,264,474
Total contributions	425,033,781

Interest income on notes receivable from participants	5,658,380

Investment Income
Interest and dividends	254,390,345
Net appreciation in fair value of investments	625,949,500
Total investment income	880,339,845

Total additions	1,311,032,006

Deductions
Benefit payments	687,772,512
Administrative expenses	1,228,611
Total deductions	689,001,123

Net increase	622,030,883

Net assets available for benefits:
Beginning of year	7,769,163,188
End of year	$8,391,194,071

See accompanying notes to financial statements.

Southern Company Employee Savings Plan
Notes to Financial Statements

1.    Description of the Plan

General

The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.
The Plan is a defined contribution plan administered by the Southern Company Affiliates’ Benefits Administration Committee (the “Committee”), as designated in the Plan. The Committee is appointed by the Board of Directors of Southern Company Services, Inc. (the “Plan Sponsor”). The Plan covers substantially all employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Mississippi Power Company, Southern Company Services, Inc., Southern Communications Services, Inc., Southern Power Company, Southern Nuclear Operating Company, Inc., and Southern Company GAS’ affiliated companies (collectively, referred to as the “Employing Companies”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “IRC”).

Plan Administration

The trustee and recordkeeper of the Plan are Bank of America, N.A. (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, respectively.
Participation

Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan as of the first day of any payroll period after the employee’s first day of employment or as soon as administratively practicable thereafter. Employees who do not make an affirmative election will be automatically enrolled after their first 30 days of employment.
Contributions

Participants may elect to make before-tax, Roth after-tax, or regular after-tax contributions, or a combination thereof of up to 50% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts. Participants who attained age 50 before the end of the year are eligible to make catch-up contributions in accordance with limits as prescribed by the IRC.

Southern Company Employee Savings Plan
Notes to Financial Statements

Employees who are automatically enrolled are deemed to have elected a default contribution rate of six percent of compensation, provided that eligible employees may elect at any time to change the default elections as otherwise permitted by the terms of the Plan.

The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2023, the Employing Companies contributed, on behalf of the participants, 85% of the first 6% of eligible compensation contributed by the participant.
The Board of Directors of the Plan Sponsor reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.
Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant’s investment elections and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant’s investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options

Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.
Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. The term of the loan may not be less than 12 months or more than 60 months. However, if the loan is to be used to purchase a principal residence, the term of the loan may be up to 15 years. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.
Benefit Payments

Upon retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account or annual installments over a period of up to 20 years or may defer the distribution of the account. However, the participant must begin receiving payments by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 70½ or terminates with the Company. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.
Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year that includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.

Southern Company Employee Savings Plan
Notes to Financial Statements

Vesting

Participants are immediately vested in the total value of their accounts – both employee and Employer Matching Contributions.
Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, participants will remain 100% vested in their accounts.
Administrative Expenses

Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.
In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.
Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets. These fees include recordkeeping fees and auditing and consulting fees.
2.     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Southern Company Employee Savings Plan
Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Money market funds are valued at the quoted price of shares held by the Plan. Common collective trust funds are valued at the net asset value (“NAV”) of units of a collective trust fund. The NAV, as provided by the custodian of the respective fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the appreciation in the fair value of its investments, which consists of realized and unrealized gains and losses of those investments.
Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $941,202 as of December 31, 2022.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are deducted when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3.    Fair Value Measurements

Financial Accounting Standards Board Accounting Standard Codification Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Plan Sponsor’s own data.

Southern Company Employee Savings Plan
Notes to Financial Statements

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2023 and 2022.

	Level 1	Level 2	Total
December 31, 2023

Southern Company Common Stock	$2,813,722,029		$2,813,722,029
Money Market Fund	4,103,805		4,103,805
Self-Directed Investments	640,375,070	36,271,768	676,646,838

Total Investments in Hierarchy	$3,458,200,904	$36,271,768	$3,494,472,672

Investments Valued at NAV
Common Collective Trusts (1)(2)			4,769,937,789

Total Investments at Fair Value			$8,264,410,461

	Level 1	Level 2	Total
December 31, 2022

Southern Company Common Stock	$2,936,349,692		$2,936,349,692
Money Market Fund	1,716,699		1,716,699
Self-Directed Investments	524,623,847	33,557,425	558,181,272

Total Investments in Hierarchy	$3,462,690,238	$33,557,425	$3,496,247,663

Investments Valued at NAV
Common Collective Trusts (1)(2)			4,151,586,613

Total Investments at Fair Value			$7,647,834,276
(1)Certain investments measured at NAV per unit (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.
(2)Measured using the NAV per unit (or its equivalent) as a practical expedient and held in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity.

Southern Company Employee Savings Plan
Notes to Financial Statements

4.    Income Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Plan Sponsor by a letter dated September 23, 2015 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position which is more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.    Related-Party and Party-In-Interest Transactions

Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest and, therefore, these transactions qualify as a party-in-interest transactions. In addition, the Plan paid fees to the recordkeeper and the Trustee which are included in administrative fees in the statement of changes in benefits. These fees also qualify as party-in-interest transactions.

At December 31, 2023 and 2022, the Plan held 40,127,239 and 41,119,587 shares, respectively, of common stock of the Company at a fair value of $2,813,722,029 and $2,936,349,692, respectively, with a cost basis of $2,891,812,835 and $2,873,662,757, respectively. During the year ended December 31, 2023, the Plan recorded related dividend income of $96,212,772.

6.    Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

7.    Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$8,391,194,071	$7,769,163,188
Less: Deemed loan distributions	(714,603)	(1,339,206)
Less: Amounts allocated to withdrawing participants	—	(941,202)
Net assets per the Form 5500	$8,390,479,468	$7,766,882,780

Southern Company Employee Savings Plan
Notes to Financial Statements

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2023 to the net income per Form 5500:

Year Ended
December 31, 2023
Net increase	$622,030,883
Add: Amounts allocated to withdrawing participants 2022	941,202
Net Change: Deemed Loans	624,603
Net income per Form 5500	$623,596,688

8.    Subsequent Events

Management has evaluated the events and transactions that have occurred through June 28, 2024, the date the financial statements were made available for issuance, and noted no items requiring adjustment of the financial statements or additional disclosures.

Supplemental Schedule

Southern Company Employee Savings Plan
EIN #63-0274273 Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2023
	(b)	(c)
	Identity of Issue,	Description of Investment Including			(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/	(d)	Current
(a)	or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

*	BlackRock	BIF Money Market		**	$4,103,805
*	BlackRock	BlackRock Russell 2000 Index Fund		**	707,173,500
*	BlackRock	BlackRock EAFE Equity Index Fund		**	933,487,653
*	BlackRock	BlackRock Short-Term Investment Fund		**	564,567,936
	Vanguard	Vanguard Institutional 500 Index Fund		**	1,849,383,564
	Northern Trust	Northern Trust Collective Aggregate Bond Index Fund		**	715,325,136
	Various	Self-Directed Accounts		**	676,646,838
*	The Southern Company	Common Stock		**	2,813,722,029
*	BlackRock	Interest rates ranging from 3.25% to 10.00% with maturity dates through 2025			125,682,971
	Total investments				$8,390,093,432

	There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.
**	Participant-directed investments, cost information is omitted.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Southern Company Affiliates’ Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN /s/James M. Garvie
James M. Garvie Senior Vice President, Total Rewards and HR Technology and Chairman of the Southern Company Benefits Administration Committee

June 28, 2024